

August 29, 2018

Dwight Egan
Chief Executive Officer, President and Director
Co-Diagnostics, Inc.
2401 S. Foothill Drive
Salt Lake City, Utah 84109

> **Re: Co-Diagnostics, Inc.**
> **Registration Statement on Fom S-3**
> **Filed August 14, 2018**
> **File No. 333-226835**

Dear Mr. Egan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Peter DiChiara, Esq.